UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On April 25, 2023, Arbe Robotics Ltd. (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”, or the Agent”) with respect to an “at-the-market” offering program (the “ATM Program”), pursuant to which the Company could offer and sell ordinary shares, par value NIS 0.000216 per share (the “Shares”), having aggregate gross sales proceeds of up to $50 million, from time to time, through Jefferies  as its sales agent. Under the Sales Agreement, the Agent will be entitled to a commission at a fixed commission rate of 3.0% of the gross proceeds from each sale of Shares under the Sales Agreement. The Company has no obligation to sell any of the Shares, and may at any time suspend offers under the Sales Agreement or terminate the Sales Agreement, at its discretion.

The Shares will be issued pursuant to the Company’s previously filed registration statement on Form F-3 (File No. 333-269235) that was declared effective on February 24, 2023. A prospectus supplement relating to the sale of the Shares under the ATM Program (the “ATM Prospectus”) was filed on April 25, 2023.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 1.1: Open Market Sale Agreement, dated April 25, 2023, by and between the Company and Jefferies LLC.

Exhibit 5.1: Opinion of Erdinast, Ben Nathan, Toledano & Co. regarding the validity of the Shares.

Exhibit 23.1: Consent of Erdinast, Ben Nathan, Toledano & Co. (included in Exhibit 5.1).

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-269235).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: April 25, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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